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                          Filed by DTE Energy Company
                    Subject Company - MCN Energy Group Inc.
             Pursuant to Rule 425 under the Securities Act of 1933
                          Commission File No 001-10070



                                   DTE ENERGY
                                        &
                                MCN Energy Group

                            Merger Financial Review

                                                                   March 7, 2001


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March 7, 2001

DTE ENERGY AND MCN ENERGY PROVIDE POST-MERGER EARNINGS GUIDANCE

         DETROIT - DTE Energy Co. (NYSE: DTE) today provided 2001 and 2002 earnings guidance for the company reflecting the expected close of its merger with MCN Energy Group (NYSE: MCN).

         DTE announced combined expectations for 2001 earnings of $2.90 to $3.00 per diluted share. This includes one-time merger costs estimated at $0.60 per share. This estimate assumes a merger date of July 1, 2001 and that the Financial Accounting Standards Board no longer requires goodwill amortization. With goodwill amortization, the earnings expectations would be lowered by 10 cents per share.

         For 2002, DTE announced combined earnings guidance of $4.10 to $4.20 per share excluding goodwill amortization. If goodwill is recorded as an expense, the expectations would be lowered by approximately 20 cents per share.

         In a conference call for analysts and other interested parties, company officials discussed projected non-regulated earnings, the pending merger with MCN Energy and the process of securitization now under way as the result of a Michigan Public Service Commission order earlier this year. The company's projections encompass regulatory certainty obtained through the order and virtual certainty related to the completion of the merger following a recent re-negotiation of the original October 1999 merger agreement. The company is currently awaiting Federal Trade Commission and Securities and Exchange Commission approvals related to the merger. For planning purposes the company's current projections are based on an assumed July 1, 2001 close of the merger.

         "We have maintained a solid track record of achieving our projections and are confident in forecasting expected earnings for the period 2002 in the range of $4.10 to $4.20," said David E. Meador, senior vice president, Finance. "This is in line with our anticipated annual rate of growth ramping up to 8 percent over the next several years."

         Growth will be led by anticipated increased earnings in the company's non-regulated businesses, which build, own and operate a wide range of energy projects, offer energy related products and services, promote development of new technologies, and transport and sell coal.

         "We have set a goal of our aggregated non-regulated earnings reaching $300 million by 2005, up dramatically from the $125 million expected for this year," Meador said. "We are confident that this goal is achievable."

         Meador also noted that the company would likely be in the market this year to sell excess tax credits earned by the company's qualifying facilities.

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         Company officials also provided an update on securitization of $1.75 billion in qualified assets as part of the state's restructuring of the electric utility industry. The company has obtained regulatory rulings that provide full recovery of stranded costs and will provide a rate reduction for customers of Detroit Edison, the principal operating subsidiary of DTE Energy. The rate reduction bonds were priced late last week, with the settlement date set for Friday, March 9.

         On the call, MCN announced stand-alone expectations for 2001 earnings of $1.00 to $1.10 per diluted share excluding unusual items and merger costs. This estimate assumes normal weather, break-even results for Michigan Consolidated Gas Company's gas sales program, and the ongoing impact from adoption of new accounting standards for the treatment of derivative instruments (FAS 133). MCN expects to record a first-quarter charge of approximately $100 million, net of tax, from FAS 133 adoption, primarily related to marking to market the value of long-term pipeline capacity contracts held by MCN's Energy Marketing segment. "While this charge is being recognized in conjunction with the adoption of FAS 133, it would have been recorded in the purchase accounting valuation upon the merger's close," MCN Executive Vice President and Chief Financial Officer Lee Dow said.

              DTE Energy is a Detroit-based diversified energy company involved in the development and management of energy-related businesses and services nationwide. DTE Energy's principal operating subsidiary is Detroit Edison, an electric utility serving 2.1 million customers in Southeastern Michigan. DTE Energy announced in October 1999, plans to merge with MCN Energy Group, parent company of Michigan Consolidated Gas Co., a natural gas utility serving 1.2 million customers in Michigan. The proposed company, DTE Energy, would be the largest energy utility in the state. Information about DTE Energy is available on the World Wide Web at http://www.dteenergy.com.

              MCN Energy Group Inc. is an integrated energy company with approximately $4 billion of assets and $2.5 billion of annual revenues. The company primarily is involved in natural gas production, gathering, processing, transmission, storage, distribution and marketing in the Midwest-to-Northeast corridor. Its largest subsidiary is Michigan Consolidated Gas Company, a natural gas utility serving 1.2 million customers in more than 500 communities throughout Michigan. Information about MCN Energy Group is available on the World Wide Web at www.mcnenergy.com.

         DTE will be filing a post-effective amendment to its registration statement filed on Form S-4, which was filed with the SEC on November 12, 1999 and contains a proxy statement/prospectus for DTE and MCN, and other documents with the Securities and Exchange Commission. Investors and security holders are urged to read the post-effective amendment containing the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and security holders will be able to receive the post-effective amendment containing the proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov, from DTE Investor Relations at 2000 2nd Avenue, Detroit, Michigan 48226-1279 or from MCN Investor Relations at 500 Griswold Street, Detroit, Michigan 48226. Information concerning the identity of the participants in the solicitation of proxies by the MCN board of directors and their direct or indirect interests, by security holdings or otherwise, may be obtained from the Secretary of MCN at the address listed above. This presentation will be filed with the SEC on March 7, 2001.

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This release contains forward-looking statements within the meaning of the
Private Securities Litigation Reform Act of 1995. These statements are based upon the company's current estimates. Actual results may differ materially.

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MEMBERS OF THE MEDIA - FOR FURTHER INFORMATION:


At DTE Energy:                                       At MCN Energy:

Lewis K. Layton                                      Stewart Lawrence
 (313) 235-8809                                      (313) 256-6289

Lorie N. Kessler
(313) 235-8807

ANALYSTS AND INVESTORS - FOR FURTHER INFORMATION:

At DTE Energy                                        At MCN Energy

Lisa Muschong                                        Stewart Lawrence
(313) 235-8030                                       (313) 256-6289